MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

June 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	MKDWELL Tech Inc.
Registration Statement on Form F-3
File No. 333-296481
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MKDWELL Tech Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on June 10, 2026, or as soon as practicable thereafter.

Very truly yours,
For and on behalf of
MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer